Barclays Global Automotive Conference

Joe Hinrichs
Executive Vice President and President,
Global Operations, Ford Motor Company

Creating Tomorrow, Together

Our Belief	Freedom of movement drives human progress.
Our Aspiration	To become the world's most trusted company, designing smart vehicles for a smart world.
Our Plan	**Passion for Product & Deep Customer Insight** Winning Portfolio · Propulsion Choices · Autonomous Technology · Mobility Experiences **Fitness**: Operating Leverage; Build, Partner, Buy; Capital Efficiency; Strong Balance Sheet **Metrics**: Growth; EBIT Margin; ROIC; Cash Flow
Our People	Culture & Values

Creating Tomorrow, Together

Our Belief	Freedom of movement drives human progress.
Our Aspiration	To become the world's most trusted company, designing smart vehicles for a smart world.

Our Plan

Passion for Product & Deep Customer Insight

Winning Portfolio	Propulsion Choices	Autonomous Technology	Mobility Experiences

Fitness

- Operating Leverage
- Build, Partner, Buy
- Capital Efficiency
- Strong Balance Sheet

Metrics

- Growth
- EBIT Margin
- ROIC
- Cash Flow

Our People

Culture & Values

Fitness Redesign Core Initiatives

Customer Centricity
- Advertising & sales promotion
- **Yield management**

Simplicity
- Blueprint-enabled demand management
- **Manage complexity**

Speed & Agility
- Product-driven IT org. living the desired culture
- Agile Global Product Development System
- Modular architecture & lifecycle management
- Global Order-To-Delivery rapid prototype

Efficiency
- Hours Per Unit Job #1 = Job Last
- **Capex reduction through reuse**
- Manufacturing footprint optimization
- Freight full-network sourcing
- Next-generation manufacturing
- PD footprint & capacity design
- Best cost at Job #1

Accountability
- Complexity governance

Smart Redesign

Enterprise Product Line Management

Skill Team Lead: IT | Manufacturing | Marketing & Sales | Product Development | Material Cost | Cross functional

Mission:

Manage complexity, maximize value

Complexity Management Key Highlights

Optimization

Managing vehicle complexity – starting in North America – to protect revenue and more intelligently manage volumes

Playbook

Playbook established to sustainably manage complexity

Company-wide application

Roadmap in place for portfolio-wide application

Follow-on benefits

Additional follow-on benefits realized, including order-to-delivery timing reduction

Profit Maximizing Choices – 2020 Explorer

Assessed Profit Vs. The "Cost To Serve"



Sufficient Sales Volume
Insufficient Sales Volume

Vehicle Production Allocated To Most Profitable Markets

Standardizing Content And Colors Resulted In Deletion Of Over 100 Exterior Mirrors On 2020 MY Explorer

2018 MY — 139 mirrors

114 PARTS DELETED

2020 MY — 25 mirrors

Two actions taken to reduce complexity:

Feature: Standardized Blind Spot Monitoring across all trims as part of Ford corporate Co-Pilot 360 offering

Color:



2018 MY

2020 MY

Single color gloss black mirror across all exterior colors and trims

Enterprise-wide Benefits

Benefits	Examples
Faster Customer Order to Delivery Times	2019 Fusion **CUSTOMER ORDER TO DELIVERY TIME REDUCED BY 63%**
Batch Building	Louisville Assembly Plant to build 2020 Escape in batches of 60 units enabling **LABOR COST AND PART SEQUENCING REDUCTIONS OF $70 / UNIT**
Engineering and Prototype Investment Reductions	Up front **ENGINEERING / PROTOTYPE SAVINGS OF $20M** on a new crossover

Mission:

Leverage Ford’s core competency in Manufacturing

Capital Equipment Reuse Key Highlights

Forward model program savings

Reuse targets jointly developed by Product Development and Manufacturing for future programs

Flexible architecture

Product Development / Manufacturing collaborating on flexible architecture initiatives to increase asset reuse

Compliance

Compliance monitored through program milestone approval gateways

Forward model processes

Manufacturing processes revised to ensure sustainability and delivery on future programs

Manufacturing CapEx Reuse Process Delivers Results

KEY ENABLER EXAMPLES


A
B
C

BILL OF PROCESS

- Adhere to common assembly sequence
- Use carry-over build sequence



HARDPOINTS

- Maintain facility and equipment hardpoints
- Dimension containment



LOCATORS / ATTACHMENT STRATEGY

- Adhere to carry-over locator strategy
- Use common fastener and attachment methods

Aggressive Reuse Targets Scaled By Program Type; Metrics Aligned With Financials And Tracked Through Launch

Level of Program Change		Reuse Target: Facility & Equipment	Reuse Target: Tooling	Reuse Target: Part Racks
Minor	Vehicle Freshening	100%	80%	90%
Major	Platform Change	70%	30%	30%

Yield Management Key Highlights

Mission:

Data-driven process to optimize revenue and content on every vehicle sold

Yield Management

Right VEHICLE, to the right PLACE, for the right CUSTOMER, at the right TIME, at the right PRICE

Incentives

Targeted discounts where they are most effective

Allocation and Mix

Selling vehicles where they are most demanded

Pricing

Targeted to relative strength; dynamic for the situation

Yield Management Allows Us To Better Capture Pockets Of Value


Average contribution margin
High profitability
Fast turnover
1
Increase volume and / or take price
High profitability
Slow turnover
2
Investigate variable marketing spend
Low profitability
Fast turnover
3
Re-allocate capacity if constrained
Low profitability
Slow turnover
Average days to turn

Where and what do we want to sell?

How fast is it selling? Does the market want it?

Yield Management Generates Insights By Taking Data Beyond Averages…



Average days to turn
Higher
Average contribution margin
Lower
Decisions driven by averages results in one-size-fits-all approaches to go-to-market
Inefficient and ineffective
Average contribution margin per vehicle
Faster
Slower
Average days to turn

Note: Graph represents single nameplate averaged across all series and sales regions

… And Leverages Granularity To Uncover Targeted Opportunities



High profitability
Fast turnover
High profitability
Slow turnover
Average contribution margin
Total
Average contribution
margin per vehicle
Using analytics to "de-average" the data, unlocking insights and enabling us to act with precision
Low profitability
Fast turnover
Total
Low profitability
Slow turnover
Average days to turn

Note: Graph represents single nameplate where color represents trim series and dots represent 21 individual sales regions

Yield Management In Practice


Over-performing units that have pricing power; increase mix
Less demand and margin within a series; reduce mix and allocation
In-demand but lower margin units; opportunity to reduce incentives
Faster selling and higher margin units within a series; prioritize allocation
Higher
Average contribution margin
Lower
Faster
Average days to turn
Slower

Note: Graph represents single nameplate where color represents trim series and dots represent 21 individual sales regions

Yield Management Framework

Overall strategy

YIELD MANAGEMENT STRATEGY

Leveraging data to become more granular and efficient in how we go to market

Activation levers

ALLOCATION / MIX	PRICING	CONSUMER INCENTIVES	DEALER ALIGNMENT
Get the right vehicle to the right locations at the right time	Optimize list pricing to match consumer interest to profitable vehicles	Efficiently deploy incentives to match each consumer's unique willingness to pay	Align end-to-end distribution channel along common objectives

Yield Management Ensures Variable Marketing Dollars Work The Hardest

DEFENSE

Tool To 'Get Fit'

- **Bottom-up actions require empowered teams to take "smart risks" to deliver targeted, focused programs**
- **Leverage yield management to achieve Fitness savings targets without impacting volume**
- **Selectively reduce variable marketing spend in areas where demand is most robust**

OFFENSE

Tool To Drive Profitable Share

- **Leverage yield management to deploy incentive dollars where they will be most effective in driving profitable share**
- **De-averaged understanding of where Ford is relatively strong and vulnerable vs. competitors and vice versa**
- **Flexible actions designed to limit volume risk**

Creating Tomorrow, Together

Our Belief	Freedom of movement drives human progress.
Our Aspiration	To become the world's most trusted company, designing smart vehicles for a smart world.
Our Plan for Value Creation	**Passion for Product & Deep Customer Insight** Winning Portfolio · Propulsion Choices · Autonomous Technology · Mobility Experiences **Fitness**: Operating Leverage; Build, Partner, Buy; Capital Efficiency; Strong Balance Sheet **Metrics**: Growth; EBIT Margin; ROIC; Cash Flow
Our People	Culture & Values

Benefits of Fitness

- Dramatic improvements in how we design, build and go to market
- KPIs to gauge results and ensure immediate actions to stay fit
- Mindset drives new opportunities
- A more durable and competitive business model with improved profitability and returns

Q&A

Cautionary Note On Forward-Looking Statements

Statements included or incorporated by reference herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Ford’s long-term competitiveness depends on the successful execution of fitness actions;
- Industry sales volume, particularly in the United States, Europe, or China, could decline if there is a financial crisis, recession, or significant geopolitical event;
- Ford’s new and existing products and mobility services are subject to market acceptance;
- Ford’s results are dependent on sales of larger, more profitable vehicles, particularly in the United States;
- Ford may face increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in commodity prices, foreign currency exchange rates, and interest rates can have a significant effect on results;
- With a global footprint, Ford’s results could be adversely affected by economic, geopolitical, protectionist trade policies, or other events;
- Ford’s production, as well as Ford’s suppliers’ production, could be disrupted by labor disputes, natural or man-made disasters, financial distress, production difficulties, or other factors;
- Ford’s ability to maintain a competitive cost structure could be affected by labor or other constraints;
- Pension and other postretirement liabilities could adversely affect Ford’s liquidity and financial condition;
- Economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns) could be worse than Ford has assumed;
- Ford’s vehicles could be affected by defects that result in delays in new model launches, recall campaigns, or increased warranty costs;
- Safety, emissions, fuel economy, and other regulations affecting Ford may become more stringent;
- Ford could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Ford’s receipt of government incentives could be subject to reduction, termination, or clawback;
- Operational systems, security systems, and vehicles could be affected by cyber incidents;
- Ford Credit’s access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Ford Credit could face increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- Ford Credit could be subject to new or increased credit regulations, consumer or data protection regulations, or other regulations.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.